                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                             McMoRan Oil & Gas Co.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  582445-10-2
                -----------------------------------------------
                                (CUSIP Number)

                  Michael M. Boone, Haynes and Boone, L.L.P.
           3100 NationsBank Plaza, Dallas, TX 75202, (214) 651-5552
 -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                              September 10, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 582445-10-2          SCHEDULE 13D              PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gerald J. Ford      ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF, BK, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          750,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          750,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      750,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      5.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
-------   --------------------

  This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of McMoRan Oil & Gas Co., a Delaware corporation (the
-------------
"Company").  The address of the principal executive offices of the Company is
 -------
1615 Poydras Street, New Orleans, Louisiana 70112.

Item 2.   Identity and Background.
-------   ------------------------

  The person filing this statement is Gerald J. Ford, whose business address is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Mr. Ford's principal occupation is Chairman and Chief Executive Officer of California Federal Bank, A Federal Savings Bank. The executive offices of California Federal Bank are at 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

  Mr. Ford has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Mr. Ford has not, during the last five years, been a party to a court proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
-------   --------------------------------------------------

  Mr. Ford purchased the 750,000 shares of Common Stock for an aggregate purchase price of $3,044,263. Of the $3,044,263 aggregate purchase price for the shares of Common Stock purchased, Mr. Ford borrowed approximately $589,000 under a $32 million revolving credit facility with NationsBank of Texas, N.A. Amounts loaned under such credit facility bear interest, at the option of Mr. Ford, either at (i) the Prime Rate announced by NationsBank of Texas, N.A. from time to time or (ii) a LIBOR rate, as determined by NationsBank of Texas, N.A., for the relevant interest period plus 1% per annum. Amounts bearing interest at the LIBOR-based rate must be repaid at the end of the relevant interest period. Amounts bearing interest at the Prime Rate must be repaid on July 18, 1998. Mr. Ford also borrowed approximately $2,359,600 in the ordinary course of its business activities from a margin account with Goldman Sachs & Co.

Item 4.   Purpose of the Transaction.
-------   ---------------------------

  Mr. Ford acquired the shares of Common Stock for investment purposes. Except as described herein, Mr. Ford does not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

  Mr. Ford reserves the right to acquire additional securities of the Company, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of his general investment policies, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.
-------   -------------------------------------

  (a) Mr. Ford beneficially owns 750,000 shares of Common Stock (which is approximately 5.3% of the shares of Common Stock outstanding on September 3, 1997 based on information reported in the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 5, 1997).

  (b) Mr. Ford has sole voting power and sole dispositive power with respect to the 750,000 shares of Common Stock he beneficially owns.

  (c) The only transactions in the shares of Common Stock by Mr. Ford during the past 60 days are set forth on Exhibit A to this Schedule 13D. All of such purchases were open market transactions.

 (d)  Not applicable.

 (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
-------   ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

 None.

Item 7.   Material to be Filed as Exhibits.
-------   ---------------------------------

 None.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 18, 1997

                                          /s/ Gerald J. Ford
                                          ----------------------
                                          Gerald J. Ford

                                   EXHIBIT A


GERALD J. FORD
MCMORAN OIL & GAS STOCK


                 NO.       PRICE
 TRADE DATE   OF SHARES  PER SHARE     COST      TOTAL COST


  07/28/97        3,000     3.4375   10,312.50     10,387.50
  07/29/97          200     3.3750      675.00        680.00
  07/30/97       11,800     3.6250   42,775.00     43,070.00
  07/30/97        5,000     3.6875   18,437.50     18,562.50
  07/30/97       15,000     3.6875   55,312.50     55,687.50
  07/31/97      115,000     3.9375  452,812.50    455,687.50
  07/31/97        4,000     3.6875   14,750.00     14,850.00
  08/01/97       85,000     3.9375  334,687.50    336,812.50
  08/01/97       10,000     3.8125   38,125.00     38,375.00
  08/04/97       11,000     3.7500   41,250.00     41,525.00
  08/04/97       13,000     3.7500   48,750.00     49,075.00
  08/04/97        5,000     3.6875   18,437.50     18,562.50
  08/05/97       15,000     3.9375   59,062.50     59,437.50
  08/05/97       15,000     4.0000   60,000.00     60,375.00
  08/05/97        5,000     3.8125   19,062.50     19,187.50
  08/29/97      120,000     4.0625  487,500.00    490,500.00
  09/05/97       15,000     4.0625   60,937.50     61,312.50
  09/08/97       30,000     4.1250  123,750.00    124,500.00
  09/08/97        1,000     4.0625    4,062.50      4,087.50
  09/09/97      100,000     4.1875  418,750.00    421,250.00
  09/10/97      171,000     4.1875  716,062.50    720,337.50
            -----------                        -------------
                750,000                         3,044,262.50
            ===========                        =============